DAYBREAK OIL AND GAS, INC. 1414 S. FRIENDSWOOD DRIVE, SUITE 212 FRIENDSWOOD, TX 77546 OFFICE: (281) 996-4176

February 21, 2023

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:   Robert Babula

Staff Accountant

Re:        Daybreak Oil and Gas, Inc.

Form 10-K for the Fiscal Year Ended February 28, 2022

Filed June 15, 2022

Form 10-Q for the Quarterly Period Ended August 31, 2022

Filed October 28, 2022

File No. 000-50107

Dear Mr. Babula:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 24, 2023 (the “Comment Letter”), which was received by Daybreak Oil and Gas, Inc. (“Daybreak”, the “Company”, “we”, “us” or “our”) regarding the filings listed above. Each comment is included below and is numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s responses immediately follow each comment.

Form 10-K for the Fiscal Year Ended February 28, 2022

Properties

Reserves, page 23

1.	Please expand your discussion to explain why there are no natural gas reserves associated with the disclosure of oil reserves as of February 28, 2022 and 2021. Refer to FASB ASC 932-235-50-10.

Response:

We have reviewed the guidance provided under FASB ASC 932-235-50-10 concerning the disclosure of crude oil and natural gas reserves if important economic factors or significant uncertainties affect particular components of an entities proved reserves.

We clarify for the Staff that we had no natural gas reserves associated with the East Slopes, Kern County project for the fiscal years ended February 28, 2022 and 2021 and we have never had any natural gas reserves associated with this project, which was our only project during this time period. To assist in clarity for future disclosures, we will add as a footnote to any tabular disclosure showing no natural gas reserves, verbiage stating that we had no natural gas reserves associated with the East Slopes, Kern County project for the fiscal years ended February 28, 2022 and 2021.

2.	We note disclosure indicating there are 273,265 Bbls of proved undeveloped oil reserves as of February 28, 2022 that have remained undeveloped for a period greater than five years. The reasons that you identify for the extended period for conversion in your discussion on page 25 (e.g. depressed crude oil and natural gas prices and a lack of capital available for drilling), do not appear to support the reserve characterization when the period required for conversion is longer than five years.

Based on your current financial condition, lack of capital available for drilling and going concern audit opinion, it is unclear that you have the financing as of February 28, 2022 necessary to develop your undeveloped reserves at this time.

Please refer to Rule 4-10(a)(26) regarding the requirement to have the financing required to implement the project, Rule 4-10(a)(31)(ii) of Regulation S-X and Item 1203(d) of Regulation S-K regarding the requirement to have an adopted development plan indicting your undeveloped reserves are scheduled to be drilled within five years of initial disclosure as proved reserves, and question 131.03 in our Compliance and Disclosure Interpretations (C&DIs) regarding the specific circumstance that justify a period longer than five years to begin development of your reserves and explain to us your rationale for continuing to disclose these undeveloped reserves as proved reserves.

Response:

We have reviewed the guidance provided under Rule 4-10(a)(26) and Rule 4-10(a)(31)(ii) of Regulation S-X concerning the reasonable expectation of financing availability to drill locations; and classifying undrilled locations as undeveloped oil and gas reserves within a five-year period; Item 1203(d) of Regulation S-K concerning reasons for lack of progress made to convert proved undeveloped reserves into proved developed reserves; and, Compliance and Disclosure Interpretations (C&DIs) question 131.03 concerning special circumstances for development of reserves in a period exceeding five years.

We strive to follow the above mentioned guidance when we file our reports with the Securities and Exchange Commission (“Commission”). We do believe the February 28, 2022 10-K filing accurately presents the condition of the Company at February 28, 2022 and that the Company is correct in allowing the 273,265 barrels of reserves to be presented as proved undeveloped reserves in our reserve report and 10-K filing.

This belief is based on the fact that the Company had received a non-binding financing commitment prior to February 28, 2022, from a third party that would allow us to proceed with application of drilling permits for the proved undeveloped reserve locations. The Company did receive financing from that commitment in May of 2022. Pending regulatory approval of the drilling permits, we plan to begin drilling our PUD reserves in mid-2023.

Gross and Net Acreage, page 27

3.	Please expand your disclosure of “Gross and Net Acreage” and “Undeveloped Acreage Expirations” to include the acreage amounts attributable to the oil and gas properties located in Michigan. Refer to Item 1208 of Regulation S-K.

Response:

We have reviewed the guidance provided under Item 2018 subparagraphs (a),(b) and (c) of Regulation S-K concerning disclosure of gross and net acreage and undeveloped acreage expirations.

In our 10-K disclosure of gross and net acreage, we did not include any acreage related to crude oil and natural gas properties located in Michigan because at February 28, 2022 a decision was made to not pursue any further oil and gas activity in Michigan and all leases associated with Michigan had expired or were cancelled. We had no active leases in Michigan at February 28, 2022.

In reviewing our 10-K filing, we found seven instances where a reference was made to activity in Michigan. Five of those references were located in MD&A portions of the 10-K filing and were included for comparative period purposes. We did find two instances that were inadvertently carried forward from an earlier draft – the first in Item 1. Business, O&G Overview found on page 4 of the filing. The second instance was in Item 7, the MD&A, Introduction and Overview on page 35 of the filing. To assist in clarity for future disclosures, we will add as a footnote to any tabular disclosure, of gross and net acreage, verbiage stating that we had no crude oil and natural gas leases associated with any project in Michigan for the fiscal years ended February 28, 2022.

Notes to Financial Statements

Note 17-Supplemental Information for Crude Oil and Producing Activities (Unaudited)

Proved Reserves, page 73

4.	We note your explanation for the changes that occurred in total proved reserves indicates that the change attributed to discoveries and extensions for fiscal 2022 resulted from additional PUD locations being added due to higher oil prices. However, we believe that such additions resulting from a change in economic factors should be categorized as revisions of previous estimates, rather than discoveries and extensions, based on the guidance in subparagraph (a) and (d) of FASB ASC 932-235-50-5.

Under this guidance, discoveries and extensions relate to an extension of the proved acreage of previously discovered (old) reservoirs through additional drilling in periods subsequent to discovery. Please revise the classifications within your reconciliation and the associated narratives here and elsewhere on page 45 accordingly.

This comment also applies to the reconciliation and the associated narrative relating to the changes that occurred in proved undeveloped reserves presented on page 24.

Response:

We have reviewed the guidance provided under subparagraphs (a) and (d) of FASB ASC 932-235-50-5 concerning the definitions of (a) revisions of previous estimates and (d) extensions and discoveries of reserves when presenting changes of net quantities of total proved reserves and proved undeveloped reserves.

We agree with the Staff’s interpretation of the guidance from subparagraphs (a) and (d) of FASB ASC 932-235-50-5 and how changes in both total proved reserves and proved undeveloped reserves should be reconciled. In future filings the reconciliation of total proved reserves and proved undeveloped reserves will follow more accurately the definitions presented in the above mentioned guidance.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page 74

5.	We note disclosure on page 75 indicating the future production and development costs shown in the calculation of the standardized measure include dismantlement and restoration expenses; however, disclosure on page 3 of Exhibit 99.1, which presents identical estimates of discounted future net cash flows as presented on page 74 for the year ended February 28, 2022, states neither the plug and abandonment costs nor salvage was considered in the evaluation.

If the abandonment costs, including such costs related to your proved undeveloped locations, have not been included for each of the periods presented, e.g. as of February 28, 2022 and 2021, respectively, please explain to us your rationale for excluding these costs from your calculation of the standardized measure. Refer to FASB ASC 932-235-50-36.

Response:

We have reviewed the guidance provided under FASB ASC 932-235-50-36 concerning the disclosure of any additional information to prevent the disclosure of the standardized measure of discounted future net cash flows and changes therein from being misleading and additional guidance from FASB ASC 932-235-50-35.

We agree with the Staff’s interpretation of the guidance provided by FASB ASC 932-235-50-35 and 932-235-50-36. We strive to follow the above referenced guidance in presenting the calculation of standardized measure. The disclosure that appears on page 75 of our 10-K filing is correct in that the future production and development costs shown in the calculation of the standardized measure include dismantlement and restoration expenses.

In following up on this comment with both our independent third-party reserve engineer and our O&G consultant, we have found that there was a situation of miscommunication. While the calculation of standardized measure as presented is correct, the reserve engineer was not aware that the O&G consultant was under the impression the report tables did include the plug and abandonment costs and salvage value. The reserve report was correct as presented with the notation that plug and abandonment costs were not included, even though the use of the reserve report for the calculation of standardized measure requires inclusion of the plug and abandonment costs and salvage value.

To comply with this comment, we plan to file an amended Exhibit 99.1 reserve report, once all of the Staff's comments have been satisfied, that will have the plug and abandonment costs and salvage value considered in the reserve evaluation.

Exhibits

6.	The reserve report, filed as Exhibit 99.1, does not appear to include the disclosure required by Item 1202(a)(8)(viii) of Regulation S-K, includes references to certain attachments presenting a copy of the applicable SEC oil and gas reserves definitions for “Proved” reserves are not attached to the report as stated on page 2, and includes disclosure relating to the inclusion of the cost to abandon the proved properties on page 3 that appears to be inconsistent with comparable disclosure on page 75 of Form 10-K. Please obtain and file a revised reserves report to address each of these points.

Response:

We have reviewed the guidance provided under Item 1202(a)(8)(viii) of Regulation S-K concerning the preparation by a third party reserve reports and the need to contain a statement that the third party has used all methods and procedures it considers necessary under the circumstances to prepare the report.

We agree with the Staff’s interpretation of the guidance from Item 1202(a)(8)(viii) of Regulation S-K that the statement required in the above mentioned regulation “that the third party has used all methods and procedures it considers necessary under the circumstances to prepare the report” should be included in the reserve report.

Furthermore, if any future reserve report contains references to applicable SEC oil and gas reserve definitions, those definitions will be included as an attachment in the reserve report letter that is filed as exhibit to the filing.

The revised reserve report that we plan to file as an amended Exhibit 99.1 once all of the Staff’s comments are satisfied, will have the plug and abandonment costs and salvage value considered in the evaluation to eliminate any inconsistencies between the information presented in the calculation of standardized measure and the reserve report valuation.

Form 10-Q for the Quarterly Period Ended August 31, 2022 Note 5 - Acquisition, page 9

7.	We note that as a result of the closings of the equity exchange and the capital raise that led to the Reabold Acquisition, a change in control of Daybreak had occurred, in that more than 50% of the issued and outstanding shares of common stock of Daybreak are now held by persons other than the shareholders of Daybreak immediately prior to the closings of the transactions. Tell us how you identified the accounting acquirer in accordance with ASC 805.

Response:

Application of the FASB ASC 805-10-25-4 principle requires that for every business combination one of the combining entities shall to be identified as the acquirer. The acquirer for accounting purposes may not be the legal acquirer. Daybreak through the issuance of its common stock became the legal acquirer of Reabold California, LLC (“Reabold”).

Under the guidance provided by FASB ASC 805-10-55-12 the acquirer is usually the entity that issues its equity interest. In this situation the equity issued was Daybreak common stock. An evaluation of the two separate transactions associated with the Reabold acquisition (sale of common stock and the property acquisition with common stock) is necessary to determine if one of the other two entities involved in the Reabold acquisition can be considered the accounting acquirer. The diagram below represents the post-transaction composition of the three entities voting rights interests in Daybreak common stock.

Portillion Capital (“Portillion”), an investment management company owns 128,125,000 shares of Daybreak common stock from the funding transaction. In performing an analysis of voting interest rights to determine if Portillion could be considered the accounting acquirer, we included another 27,764,706 common stock shares personally owed by the principal of Portillion. The combined common stock shares owned by Portillion and the principal of Portillion was 155,764,706 or approximately 40% of the post-transaction common stock voting right shares of Daybreak. In the analysis shown below, Portillion failed to qualify as the accounting acquirer.

FASB ASC 805-10-55-12 Analysis	Portillion Capital
(a.) Did the entity own the largest portion of minority voting rights?	No.
(b.) Is the entity the only large minority voting interest?	No.
(c.) Does the entity have the ability to elect or remove a majority of the board members?	No.
(d.) Is the entity a part of the management group of the combined entity?	No.
(e.) Did the entity pay a premium over the pre-combination fair value of the equity interest?	No.

In looking at Gaelic Resources, Ltd. (“Gaelic”), the oil and gas property seller in the acquisition, to see if they could be considered the acquirer for accounting purposes we considered the same guidance as was applied to Portillion entity above. As shown below, Gaelic did not meet the requirements to be considered as the accounting acquirer with the exception of ASC 805-10-5-12 subparagraph (a) as the largest single minority voting rights interest. Gaelic still did not meet the exception requirements of subparagraphs (b), (c), (d) and (e).

FASB ASC 805-10-55-12 Analysis	Gaelic Resources
(a.) Did the entity own the largest portion of minority voting rights?	Yes.
(b.) Is the entity the only large minority voting interest?	No.
(c.) Does the entity have the ability to elect or remove a majority of the board members?	No.
(d.) Is the entity a part of the management group of the combined entity?	No.
(e.) Did the entity pay a premium over the pre-combination fair value of the equity interest?	No.

In evaluating the Gaelic entity we additionally considered the following facts:

•	Gaelic has no involvement in the management of Daybreak
•	Gaelic is a wholly owned subsidiary of a different third-party company located in England
•	The sole purpose of Gaelic was to serve as a holding company for the assets of Reabold California, LLC. It is those assets that were sold to Daybreak and,
•	Gaelic is not involved in raising capital, identifying acquisition targets, or negotiating transactions

Finally, we also considered the fact there has been no change in control of either the management of Daybreak nor in the control of the Board of Daybreak. All of these facts led us to believe that Daybreak should be considered to be the acquirer for accounting purposes in this acquisition.

8.	Please tell us how you considered the guidance in Rule 8-04 of Regulation S-X in assessing whether audited financial statements of Reabold should be provided. Also tell us how you considered the guidance in Rule 8-05 of Regulation S-X as to whether pro forma financial information reflecting this acquisition should be provided.

Response:

We have reviewed the guidance provided in Rule 8-04 of Regulation S-X in assessing whether audited financial statements of Reabold should have been provided in our filing with the SEC for the quarter ended August 31, 2022 and Rule 8-05 of Regulation S-X in reflecting the requirement for pro forma financial information to be supplied additionally.

We agree with the Staff’s understanding that audited financial statements of Reabold should have been included with the quarterly filing of Form 10-Q for the quarter ended August 31, 2022.

Since the acquisition of Reabold at the end of May 2022, we have been working to complete the required two-year audit of the Reabold financials. We have encountered numerous delays in completing the audit due to the fact that the parent company of Reabold is located in the United Kingdom and that there was a complete turnover of accounting personnel and accounting systems in the middle of 2020. The financial detail prior to the first half of 2020 has had to be reconstructed to verify starting balances for the audit. The Reabold parent company was operating under International Financial Reporting Standards (IFRS) and the location of a number of items and financial backup detail needed for the audit have been unavailable due to the above mentioned staff turnover and accounting systems changes. We are working to reconstruct the historical documents needed to complete the required two-year audit.

In regards to the lack of pro forma information required under Rule 8-05 of Regulation S-X, it was our feeling that most critical need was to have audited accurate historical information for the two-year audit rather than supply pro forma statements that might need to be revised at a later date.

Closing Comments

We agree with the purpose and scope of the staff reviewing our Annual Form 10-K and Quarterly 10-Q filings to aid public companies in ensuring that all information investors require to make an informed investment decision is disclosed.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are currently working on completing the required two-year audit of the acquired company and will shortly be involved with preparing our Annual Report on Form 10-K for the fiscal year ended February 28, 2023, which we expect to timely file on or before May 30, 2023. We will ensure that the above comments are incorporated as appropriate into that filing.

We believe the foregoing is responsive to your comments. If you should have any questions or further comments, please call me at (281) 996-4176.

Sincerely,

/s/ JAMES F. WESTMORELAND
James F. Westmoreland
President and Chief Executive Officer